SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Upchurch, Jr., Samuel E. (Last) (First) (Middle) P O Box 10247 (Street) Birmingham, AL 35202-0247 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Regions Financial Corp. RF 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) February 19 2003 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Regional President & Secretary; Member Leadership Team
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/19/2003	A |	10,000.000 | A |	92,898.579	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Upchurch, Jr., Samuel E. - February 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option	$31.6750	02/19/2003	A |	(A) 20,000.0	02/19/2004 | 02/19/2010	Common Stock - 20,000.0	$31.6750	20,000.0	D
Stock Option	$31.6750	02/19/2003	A |	(A) 10,000.0	02/19/2005 | 02/19/2010	Common Stock - 10,000.0	$31.6750	10,000.0	D
Stock Option	$31.6750	02/19/2003	A |	(A) 10,000.0	02/19/2006 | 02/19/2010	Common Stock - 10,000.0	$31.6750	10,000.0	D
Phantom Stock Units (401k)	(1)				(1) | (1)	Common Stock - 18,594.0		18,594.0	D
Stock Option	$16.0000				01/04/1996 | 01/04/2005	Common Stock - 10,000.0		10,000.0	D
Stock Option	$22.4375				01/03/1997 | 01/03/2006	Common Stock - 10,000.0		10,000.0	D
Stock Option	$38.7500				10/09/1998 | 10/09/2007	Common Stock - 3,949.0		3,949.0	D
Stock Option	$41.3437				04/09/1999 | 04/09/2008	Common Stock - 11,250.0		11,250.0	D
Stock Option	$35.6562				08/30/2000 | 08/30/2009	Common Stock - 11,250.0		11,250.0	D
Stock Option	$20.0937				03/15/2001 | 03/15/2010	Common Stock - 15,000.0		15,000.0	D
Stock Option	$27.9050				01/16/2002 | 01/16/2011	Common Stock - 10,000.0		10,000.0	D
Stock Option	$27.9050				01/16/2003 | 01/16/2011	Common Stock - 5,000.0		5,000.0	D
Stock Option	$27.9050				01/16/2004 | 01/16/2011	Common Stock - 5,000.0		5,000.0	D
Stock Option	$30.8950				01/22/2003 | 01/22/2012	Common Stock - 12,500.0		12,500.0	D
Stock Option	$30.8950				01/22/2004 | 01/22/2012	Common Stock - 6,250.0		6,250.0	D
Stock Option	$30.8950				01/22/2005 | 01/22/2012	Common Stock - 6,250.0		6,250.0	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Ronald C. Jackson Samuel E. Upchurch, Jr. Page 2 SEC 1474 (3-99)

Upchurch, Jr., Samuel E. - February 2003
Form 4 (continued)
FOOTNOTE Descriptions for Regions Financial Corp. RF

Form 4 - February 2003

Samuel E. Upchurch, Jr.
P O Box 10247

Birmingham, AL 35202-0247
Explanation of responses:

 (1)   The reported phantom stock units were acquired under Regions' benefits plans.

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